Exhibit 99.1

AcuityAds Holdings Inc.

Condensed Interim Consolidated Financial Statements

(Unaudited)

Three months ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

	March 31, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$80,151	$85,941
Accounts receivable	27,083	33,792
Income tax receivable	848	848
Prepaid expenses and other	4,028	3,153

	112,110	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	239	248
Property and equipment (note 3)	6,401	7,117
Intangible assets (note 4)	5,998	5,229
Goodwill	4,870	4,870

	130,067	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	18,909	26,545
Income tax payable	60	43
Borrowings (note 14)	2,816	4,032
Lease obligations (note 5)	2,744	2,882

	24,529	33,502
Non-current liabilities
Borrowings (note 14)	697	191
Deferred tax liability	1,060	1,060
Lease obligations (note 5)	3,175	3,768

	29,461	38,521

Shareholders’ equity (note 7)	100,606	103,126

	130,067	141,647

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)
(In thousands of Canadian dollars, except for share amounts)

For the three months ended March 31, 2023 and 2022

	2023	2022 (As restated Note 7 (f))
Revenue
Managed services	$16,950	$15,765
Self-service	9,546	8,056

	26,496	23,821

Media costs	14,018	11,901

Gross profit	12,478	11,920

Operating expenses
Sales and marketing (note 15)	6,097	5,388
Technology (note 15)	4,951	3,298
General and administrative (note 15)	2,752	3,151
Share-based compensation (note 7)	1,342	1,240
Depreciation and amortization	1,491	1,204

	16,633	14,281

Loss from operations	(4,155)	(2,361)

Finance costs (income) (note 8)	(717)	146
Foreign exchange loss	54	1,791

	(663)	1,937

Net loss before income taxes	(3,492)	(4,298)

Income taxes	70	(48)

Net loss for the period	(3,562)	(4,250)

Basic and diluted net loss per share (note 9)	(0.06)	(0.07)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income:
Exchange gain (loss) on translating foreign operations	(300)	234

Comprehensive loss for the period	(3,862)	(4,016)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AcuityAds Holdings Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Unauited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

						2023
	Common Shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total

Balance – December 31, 2022	56,808,921	$119,933	$4,990	$(455)	$(21,342)	$103,126
Shares issued – options exercised	-	-	-	-	-	-
Share-based compensation (note 7(b))	-	-	1,342	-	-	1,342
Shares issued – DSUs/RSUs exercised (notes 7(e) and 7(d))	15,668	121	(121)	-	-	-
Other comprehensive loss	-	-	-	(300)	-	(300)
Net loss for the period	-	-	-	-	(3,562)	(3,562)
Balance – March 31, 2023	56,824,589	120,054	6,211	(755)	(24,904)	100,606

						2022
	Common Shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total
		(As restated Note 7 (f))	(As restated Note 7 (f))		(As restated Note 7 (f))

Balance – December 31, 2021	60,733,803	$126,737	$6,461	$446	$(20,588)	$113,056
Shares issued – options exercised	57,499	116	(47)	-	-	69
Share-based compensation (note 7(b))	-	-	1,240	-	-	1,240
Shares issued – DSUs/RSUs exercised (notes 7(e) and 7(d))	135,228	521	(521)	-	-	-
Other comprehensive loss	-	-	-	234	-	234
Net loss for the period	-	-	-	-	(4,250)	(4,250)
Balance – March 31, 2022	60,926,530	127,374	7,133	680	(24,838)	110,349

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

	2023	2022 (As restated Note 7 (f))
Cash provided by (used in)

Operating activities
Net loss for the period	$(3,562)	$(4,250)

Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	1,491	1,204
Finance costs (income) (note 8)	(717)	146
Share-based compensation (note 7(b))	1,342	1,240
Foreign exchange loss	54	1,791
Income tax expense (income)	70	(48)
Change in non-cash operating working capital
Accounts receivable	6,684	6,440
Prepaid expenses and other	(875)	768
Other assets	10	-
Accounts payable and accrued liabilities	(7,611)	(5,459)
Income taxes paid	(27)	48
Interest (paid) received, net	751	(112)

	(2,390)	1,768

Investing activities
Additions to property and equipment (note 3)	(294)	(81)
Additions to intangible assets (note 4)	(1,206)	(824)

	(1,500)	(905)

Financing activities
Repayment of term loans (note 14)	(653)	(777)
Proceeds from international loans (note 14)	13	537
Repayment of international loans (note 14)	(99)	(458)
Repayment of leases	(820)	(572)
Proceeds from the exercise of stock options	-	69

	(1,559)	(1,201)

Decrease in cash and cash equivalents	(5,449)	(338)

Impact of foreign exchange on cash and cash equivalents	(341)	(2,335)

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	80,151	99,536

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	45	257

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, with its head office located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada under the trading symbol “ILLM” (formerly “AT”), and on the Nasdaq Capital Market in the United States, under the trading symbol “ILLM” (formerly “ATY”).

2	Summary of significant accounting policies

Statement of compliance

These condensed interim consolidated financial statements for the three months ended March 31, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The date the board of directors of the Company (the “Board”) authorized the consolidated interim financial statements for issue was May 10, 2023.

Basis of presentation

These condensed interim consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency, and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Material accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2022 audited annual consolidated financial statements.

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2023. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements). The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability.

1

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements.

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

Deferred Tax on Assets and Liabilities Arising from Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

Future accounting standards

The following new and amended standards and interpretations will become effective in a future year. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective and are not expected to have a significant impact on these condensed interim consolidated financial statements:

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16), clarifying initial recognition and subsequent accounting for a seller-lessee accounts in a sale-and-leaseback transaction.

The Company is in the process of assessing any potential impacts of the following:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements), clarifying classification requirements for liabilities as current or non-current.

2

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

3	Property and equipment
	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2023	$1,330	$52	$1,345	$19,461	$22,188
Additions	268	-	25	45	338
As at March 31, 2023	1,598	52	1,370	19,506	22,526

Accumulated depreciation
As at January 1, 2023	907	52	1,072	13,040	15,071
Amortization	53	-	29	972	1,054
As at March 31, 2023	960	52	1,101	14,012	16,125

Net carrying amount
As at January 1, 2023	423	-	273	6,421	7,117
As at March 31, 2023	638	-	269	5,494	6,401

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2022	$1,317	$52	$1,266	$14,505	$17,140
Additions	13	-	68	257	338
As at March 31, 2022	1,330	52	1,334	14,762	17,478

Accumulated depreciation
As at January 1, 2022	675	50	800	10,245	11,770
Amortization	58	2	68	723	851
As at March 31, 2022	733	52	868	10,968	12,621

Net carrying amount
As at January 1, 2022	642	2	466	4,260	5,370
As at March 31, 2022	597	-	466	3,794	4,857

3

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

4	Intangible assets
	Customer relationships	Technology	Total
Cost
As at January 1, 2023	$5,285	$16,529	$21,814
Additions	-	1,206	1,206
As at March 31, 2023	5,285	17,735	23,020

Accumulated depreciation
As at January 1, 2023	5,285	11,300	16,585
Amortization	-	437	437
As at March 31, 2023	5,285	11,737	17,022

Net carrying amount
As at January 1, 2023	-	5,229	5,229
As at March 31, 2023	-	5,998	5,998

	Customer relationships	Technology	Total
Cost
As at January 1, 2022	$5,285	$12,792	$18,077
Additions	-	824	824
As at March 31, 2022	5,285	13,616	18,901

Accumulated depreciation
As at January 1, 2022	5,285	9,748	15,033
Amortization	-	354	354
As at March 31, 2022	5,285	10,102	15,387

Net carrying amount
As at January 1, 2022	-	3,044	3,044
As at March 31, 2022	-	3,514	3,514

The Technology intangible asset is internally derived from capitalizing development costs related to revenue generating technology. During the three months ended March 31, 2023, the Company capitalized $1,206 (2022 – $824).

4

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

5	Lease obligations
	March 31, 2023	December 31, 2022

Obligations under leases	$5,919	$6,650
Less: Current portion	2,744	2,882

	3,175	3,768

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. No stock options have been granted to directors and officers of the Company since March 31, 2020 (note 7(b)).

During the three months ended March 31, 2023, the Company issued nil DSUs (2022 – 88,397) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the three months ended March 31, 2023, the Company issued 898,325 (2022 – 936,404) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of six to 36 months.

7	Share capital and share-based payments
a)	Share capital

As at March 31, 2023, the Company had an unlimited number of common shares authorized for issuance (2022 – unlimited) and 56,824,589 common shares outstanding (2022 – 60,926,530) (without par value).

b)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), a deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit Plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, Performance Share Units (“PSUs”) and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

5

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at March 31, 2023, the Company was entitled to issue a maximum of 8,523,688 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of options issued under the Stock Option Plan:

	March 31, 2023		March 31, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – beginning of period	704,469	$1.60	1,094,001	$1.90
Forfeited or cancelled	(15,000)	1.55	(90,000)	4.60
Exercised	-	-	(57,499)	1.21

Outstanding – end of period	689,469	1.60	946,502	1.68

Options exercisable – end of period	689,469	1.60	817,167	1.71

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

	March 31, 2023		March 31, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – beginning of period	23,334	$2.09	23,334	$2.09

Outstanding – end of period	23,334	2.09	23,334	2.09

Options exercisable – end of period	11,668	2.09	-	-

6

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

A combined summary of the Company’s stock options outstanding under the above plans is as follows:

		March 31, 2023

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	0.42	3,333
1.06	15,134	0.50	15,134
1.13	55,000	2.17	55,000
1.14	10,000	0.67	10,000
1.15	20,000	1.67	20,000
1.27	3,334	1.42	3,334
1.55	21,333	1.17	21,333
1.59	143,334	1.92	143,334
1.71	378,001	1.00	378,001
1.94	40,000	0.67	40,000
2.09	23,334	2.42	11,668

	712,803		701,137

	March 31, 2022

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	1.42	3,333
1.06	32,134	1.50	32,134
1.13	68,333	3.17	55,000
1.14	10,000	1.67	10,000
1.15	20,000	2.67	13,333
1.27	8,334	2.42	5,000
1.55	58,033	2.17	18,699
1.59	173,334	2.92	106,667
1.71	503,001	2.00	503,001
1.94	40,000	0.67	40,000
2.09	23,334	3.42	-
4.12	7,500	0.17	7,500
4.47	22,500	0.42	22,500

	969,836		817,167

During the three months ended March 31, 2023, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options, DSUs and RSUs granted to employees, officers, directors and consultants of the Company of $1,342 (2022 – $1,240).

During the three months ended March 31, 2023, nil stock options under the Stock Option Plan were exercised (2022 – 57,499 were exercised at a weighted average price of $1.21 for gross proceeds of $69).

7

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

c)	Deferred share units

During the three months ended March 31, 2023, the Company issued nil (2022 – 110,136) DSUs, of which nil were issued to directors with one year vesting periods and nil were issued to consultants of the Company, vesting every year in the measure of one third. During the three months ended March 31, 2023, 4,166 DSUs were exercised (2022 – 82,736).

d)	Restricted share units

During the three months ended March 31, 2023, the Company issued 1,172,268 (2022 – 1,380,420) RSUs to employees, officers, and consultants of the Company. During the three months ended March 31, 2023, 11,502 (2022 – 52,492) RSUs were exercised.

e)	Repurchase of shares for cancellation under NCIB

On May 16, 2022, the Company commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

During the three months ended March 31, 2023, the Company did not repurchase any common shares.

Effective March 31, 2023, the Company established an Automatic Share Purchase Plan (“ASPP”) in connection with its NCIB to facilitate the purchase of shares during times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions or a self-imposed blackout period of up to April 30, 2023. The total maximum amount the Company was permitted to spend during the period was set at $1,500,000. Total maximum shares that can be purchased daily is 140,680 common shares. During the blackout period, it is possible that the daily maximum shares were purchased (as defined by TSX rules) by the Company to reach the maximum permitted 5,500,000 outstanding common shares. No liability has been recorded under the ASPP as of March 31, 2023 because the Company has the right to terminate the ASPP arrangement with the broker.

f)	Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

8

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative condensed interim consolidated financial statements, as applicable. The following table presents the impact of the restatements on the company’s comparative Condensed Interim Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2022:

	As Reported	As Restated
Share-based compensation expense	$1,479	$1,240
Operating expenses	14,520	14,281
Loss from operations	(2,601)	(2,361)
Net loss before income taxes	(4,538)	(4,298)
Net loss for the period	(4,490)	(4,250)
Basic and diluted net loss per share	(0.07)	(0.07)
Comprehensive loss for the period	(4,256)	(4,016)

The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as at March 31, 2022:

	As Reported	As Restated
Common shares	$124,626	$127,374
Contributed surplus	11,579	7,133
Deficit	(26,538)	(24,838)

8	Finance costs (income)
	Three months ended
	March 31, 2023	March 31, 2022

Interest on leases and other interest	$67	$56
Interest income	(891)	-
Interest and fees on term loans (note 14 (a))	107	90
	(717)	146

9

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended
	March 31, 2023	March 31, 2022
		(As restated Note 7 (f))

Net loss for the period	$(3,562)	$(4,250)
Weighted average number of shares outstanding – basic	56,811,532	60,886,379
Net loss per share – basic	$(0.06)	$(0.07)

Dilutive effect of stock options	-	-
Dilutive effect of DSUs	-	-
Dilutive effect of RSUs	-	-
Diluted weighted average number of shares outstanding	56,811,532	60,886,379
Net loss per share – diluted	$(0.06)	$(0.07)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect
Stock options, DSUs, and RSUs	6,681,030	4,694,624

Net loss per share is calculated by dividing the net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the years with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

10	Segment information

The Company's CEO has been identified as the chief operating decision maker (“CODM”). The CODM reviews financial information, makes decisions and assesses the performance of the company as a single operating segment. The Company’s assets and operations are substantially located in Canada however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the three months ended March 31, 2023, and 2022 is as follows:

	Three months ended
	March 31, 2023	March 31, 2022

United States	$17,301	$16,003
Canada	2,726	3,821
Europe and other	6,469	3,997
	26,496	23,821

During the three months ended March 31, 2023, the Company did not have any customers that represented greater than 10% (2022 – one customer) of total revenue.

10

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

11	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)

Measurement basis	March 31, 2023	December 31, 2022

Financial assets
Cash and cash equivalents	$80,151	$85,941
Accounts receivable	27,083	33,792
Other receivables	991	-

	108,225	119,733

Financial liabilities
Accounts payable and accrued liabilities	$18,909	$26,545
Term loans	3,168	3,791
International loans	345	432
Lease obligations	5,919	6,650

	28,341	37,418

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.
∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and
∙	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the periods ended March 31, 2023 and 2022 between any of the levels.

11

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

12	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 14.

13	Financial risk management

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of March 31, 2023, three customers each represented more than 5% of the gross accounts receivable balance of $27,354. As of December 31, 2022, three customers each represented more than 5% of the gross accounts receivable balance of $34,320.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As at March 31, 2023, the allowance for expected credit loss was $271 (2022 – $529). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. As at March 31, 2023, 72% of the Company’s customers are current, 12% are from 31 to 60 days, 8% are from 61 to 90 days, and 8% are greater than 90 days.

The Company, from time to time, invests its excess cash in accounts with Canadian Schedule I banks with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of March 31, 2023 is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. The Canada Deposit Insurance Corporation (“CDIC”) provides insurance of up to $100 per depositor, per insured bank, for each account ownership category on Canadian-domiciled bank accounts. The Federal Deposit Insurance Corporation (“FDIC”) also provides insurance on US-domiciled bank accounts. The standard deposit insurance amount is $250 US per depositor, per insured bank, for each account ownership category. The Company’s bank account deposits exceed these insured amounts.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

12

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

The following are the contractual maturities for the financial liabilities:

	March 31, 2023

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$18,909	$18,909	$18,909	$-	$-
International loans	345	345	192	153	-
Term loans	3,168	3,307	2,624	683	-
Lease obligation	5,919	6,609	2,494	3,712	403

	28,341	29,170	24,219	4,548	403

	December 31, 2022

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$26,545	$26,545	$26,545	$-	$-
International loans	432	432	241	191	-
Term loans	3,791	3,963	3,963	-	-
Lease obligation	6,650	7,113	2,882	3,092	1,139

	37,418	38,053	33,631	3,283	1,139

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The Company has various revolving lines of credit and term loans (see Note 14) with interest rates that the Company believes are consistent with market interest rates for this type of debt.

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from sales and purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

13

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $8,139 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

Balances held in U.S. dollars are as follows in CAD:

	March 31, 2023	December 31, 2022

Cash	$74,402	$82,257
Accounts receivable	19,068	24,157
Accounts payable	8,910	13,050
Term loan	3,168	3,791

14	Borrowings
a)	Term Loan

During the year ended 2020, the Company had a secured term loan with Silicon Valley Bank (“SVB”) that expires April 1, 2024 with total availability of US$7,750 bearing interest at the greater of prime plus 0.60% and 3.85%. On March 31, 2023, the prime rate was 8.00%.

The following table outlines the activity of the term loan during the three months ended March 31, 2023, and 2022:

	2023	2022

Balance – January 1	$3,791	$5,916
Accrued interest	107	90
Payment of interest	(73)	(56)
Principal amount repaid	(653)	(777)
Exchange	(4)	28
Balance – March 31	3,168	5,201

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at March 31, 2023, however, the Company received a waiver from SVB prior to March 31, 2023 indicating that it does not intend to take any action and demand repayment of the loan balance under the agreement.

On March 10, 2023, SVB was shut down by the US government and the FDIC was appointed as receiver. On March 27, 2023, SVB was sold to First Citizens bank and continues to operate as SVB as at the date of this report. There are no changes to the term loan as a result of these events.

14

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three months ended March 31, 2023 and 2022

b)	International loans

International term loans

International term loans outstanding amounted to $345 (€234) as at March 31, 2023 (2022: $417: €288). The interest rates for these unsecured term loans range from 1.75% to 2.53% with maturity dates ranging from May 18, 2023 to May 21, 2025.

Lines of credit

The lines of credit payables amounted to $nil (€nil) as at March 31, 2023 (2022: $15: €10) and are secured against certain accounts receivable. The interest rates on these lines of credit range from 1.75% to Euribor plus 1.95% with maturity dates ranging from April 16, 2023 to August 6, 2023 during the periods ended March 31, 2023, and 2022.

The following table outlines the current portion and non-current portion of the borrowings:

	March 31, 2023	December 31, 2022

Current portion of term loan	$2,624	$3,791
Current portion of international loans	192	241
Total current borrowings	2,816	4,032
Non-current portion of term loan	544	-
Non-current portion of international loans	153	-191

Total borrowings	3,513	4,223

15	Expenses by nature
	Three months ended
	March 31, 2023	March 31, 2022

Employee wages, salaries, and benefits	$8,260	$7,337
Professional fees	448	520
Contractor consulting fees	1,039	810
Hosting and data costs	1,592	1,096
Insurance	638	755
Travel and entertainment	684	473
Advertising and promotion	313	175
Public company fees	112	223
Other	714	448
	13,800	11,837

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